Amendment No. 10 to Transfer Agency and Service Agreement

This Amendment No. 10 dated August 23, 2018 (this “Amendment”) is to the Transfer Agency and Service Agreement dated October 13, 2003, as amended, (the “Agreement”) between ALPS Fund Services, Inc., a Colorado corporation (“ALPS”) and Segall Bryant & Hamill Trust, a Massachusetts business trust (the “Trust”).

WHEREAS, ALPS and the Trust wish to amend the Agreement in certain respects as more fully set forth below.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Effective December 1, 2018, Schedule 3.1 to the Agreement is replaced in its entirety with the new Schedule 3.1 attached hereto and incorporated by reference herein.

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

SEGALL BRYANT & HAMILL TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Jasper R. Frontz	By:	/s/ Jeremy O. May
Name:	Jasper R. Frontz	Name:	Jeremy O. May
Title:	Treasurer and Chief Compliance Officer	Title:	President

Schedule 3.1

Fee Schedule

General:

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Fund Base Fee* equals $15,000 per Portfolio, plus:

Annual Open Account Fee:

Open Accounts	Fees Per Account
Direct	$8
NSCC	$5

*	Minimum annual fees are subject to an annual cost of living adjustment.

IRA Fees:

Annual fee of $10 per Account (as defined in Section 1.2(e) of this Agreement), $7 will be retained by the Transfer Agent and $3 will be paid to CSB by the Transfer Agent.

Annual Inactive Account Fee:

$0.50 per closed account (a closed account is an account with a zero balance that has not had activity in the last eighteen months).

Out-of-Pocket Expenses: All out-of-pocket expenses are passed through to the Trust at cost, including but not limited to, third party security pricing and data fees, Bloomberg fees, ICE fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, travel expenses to Board meetings and on-site reviews, printing, filing and mailing fees, FINRA advertising/filing fees (including additional ALPS fees for expedited reviews), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, customized programming/enhancements and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under the Agreement with the Funds.

Late Charges: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.